SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 May 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

12 May 2016

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities.  Resolutions 1 to 24 (inclusive) were passed as ordinary resolutions.  Resolutions 25 to 30 (inclusive) were passed as special resolutions.  A poll was held on each of the resolutions proposed.  The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2015	49,938,010,018	99.97	13,872,742	0.03	49,951,882,760	69.99%	62,132,761
2	Election of Ms D D McWhinney	49,907,462,604	99.83	83,099,531	0.17	49,990,562,135	70.04%	22,918,129
3	Election of Mr S W Sinclair	49,842,075,785	99.70	147,993,448	0.30	49,990,069,233	70.04%	23,052,773
4	Re-election of Lord Blackwell	49,439,943,667	98.91	545,441,330	1.09	49,985,384,997	70.03%	28,096,751
5	Re-election of Mr J Colombás	49,863,155,517	99.74	129,683,549	0.26	49,992,839,066	70.04%	20,848,528
6	Re-election of Mr M G Culmer	49,685,427,571	99.39	307,154,368	0.61	49,992,581,939	70.04%	21,044,123
7	Re-election of Mr A P Dickinson	49,905,997,054	99.83	85,488,826	0.17	49,991,485,880	70.04%	21,862,607
8	Re-election of Ms A M Frew	49,888,241,526	99.79	104,380,859	0.21	49,992,622,385	70.04%	20,911,820
9	Re-election of Mr S P Henry	49,874,699,760	99.77	117,172,750	0.23	49,991,872,510	70.04%	21,633,585
10	Re-election of Mr A Horta-Osório	49,910,035,250	99.82	88,311,509	0.18	49,998,346,759	70.05%	15,551,707
11	Re-election of Mr N L Luff	49,796,959,599	99.61	194,894,923	0.39	49,991,854,522	70.04%	21,673,278
12	Re-election of Mr N E T Prettejohn	49,845,472,162	99.71	146,301,603	0.29	49,991,773,765	70.04%	21,714,628
13	Re-election of Mr A Watson	49,886,919,205	99.79	105,112,669	0.21	49,992,031,874	70.04%	21,172,897
14	Re-election of Ms S V Weller	49,907,594,558	99.83	85,029,601	0.17	49,992,624,159	70.04%	20,667,792
15	Approval of the Implementation Report section of the Directors' Remuneration Report	48,674,028,164	97.67	1,163,413,713	2.33	49,837,441,877	69.83%	176,451,689
16	Approval of a final dividend of 1.5 pence per ordinary share	49,960,697,253	99.91	47,503,613	0.09	50,008,200,866	70.07%	6,587,645
17	Approval of a special dividend of 0.5 pence per ordinary share	49,936,124,197	99.86	71,670,740	0.14	50,007,794,937	70.06%	6,703,073
18	Re-appointment of the auditor	48,916,402,972	97.83	1,085,356,858	2.17	50,001,759,830	70.06%	11,887,075
19	Authority to set the remuneration of the auditor	49,578,784,375	99.17	417,342,231	0.83	49,996,126,606	70.05%	16,485,089
20	Lloyds Banking Group Long-Term Incentive Plan 2016	48,885,939,220	97.81	1,096,004,586	2.19	49,981,943,806	70.03%	31,341,803
21	Lloyds Banking Group North America Employee Stock Purchase Plan 2016	49,496,353,250	99.03	483,550,381	0.97	49,979,903,631	70.03%	33,118,803
22	Authority to make political donations or to incur political expenditure	48,919,007,881	98.04	976,025,973	1.96	49,895,033,854	69.91%	118,545,197
23	Directors' authority to allot shares	47,702,569,847	96.81	1,569,445,948	3.19	49,272,015,795	69.03%	741,382,124
24	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	48,482,236,058	97.27	1,358,675,606	2.73	49,840,911,664	69.83%	172,128,006
25	Limited disapplication of pre-emption rights (ordinary shares)	47,092,165,836	94.49	2,746,517,084	5.51	49,838,682,920	69.83%	174,391,543
26	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	47,588,595,554	95.49	2,246,934,797	4.51	49,835,530,351	69.82%	177,154,763
27	Authority to purchase own ordinary shares	49,487,094,931	98.97	512,971,489	1.03	50,000,066,420	70.05%	13,512,955
28	Authority to purchase own preference shares	49,831,254,716	99.76	121,852,260	0.24	49,953,106,976	69.99%	60,369,112
29	Adoption of new articles of association	49,914,494,435	99.85	73,002,983	0.15	49,987,497,418	70.04%	25,520,666
30	Notice period for general meetings	45,622,493,279	91.25	4,373,836,158	8.75	49,996,329,437	70.05%	16,834,512

Dyfrig John, Independent Non-Executive Director, retired from the board on 11 May 2016 and therefore did not seek re-election at the annual general meeting.

For all resolutions, as at 6.00pm on 10 May 2016 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 71,373,735,357 ordinary shares in issue. 195 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per ordinary share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 12 May 2016